UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Unaudited Results of Operations

Furnished herewith on behalf of China Natural Resources, Inc. are the following:

(a)

 Unaudited Financial Statements:

-

Condensed Consolidated Statements Of Comprehensive Income (Unaudited) For The Three and Six Months Ended June 30, 2014 and 2013

-

Condensed Consolidated Statements Of Financial Position as of June 30, 2014 (Unaudited) and December 31, 2013

-

Condensed Consolidated Statements Of Cash Flows (Unaudited) For The Six Months Ended June 30, 2014 and 2013

-

Notes to Condensed Consolidated Financial Statements (Unaudited)

(b)

Management's Discussion and Analysis of Financial Condition and Results of Operations

The press release furnished herewith as Exhibit 99.1 shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Exhibits

99.1

Press Release dated December 4, 2014.

2 / 14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: December 4, 2014	By:	/s/ Li Feilie
Li Feilie
Chairman and Chief Executive Officer

3 / 14

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND 2013

(Amounts in thousands, except share and per share data)

	Three Months Ended June 30,			Six Months Ended June 30,
	2013	2014	2014	2013	2014	2014
	CNY	CNY	US$	CNY	CNY	US$

CONTINUING OPERATIONS
REVENUE	11,791	4,684	755	15,839	7,896	1,273
COST OF SALES	(7,933)	(3,765)	(607)	(11,475)	(6,028)	(972)
GROSS PROFIT	3,858	919	148	4,364	1,868	301

SELLING AND DISTRIBUTION EXPENSES	(27)	(21)	(3)	(63)	(50)	(8)
ADMINISTRATIVE EXPENSES	(4,344)	(2,610)	(421)	(8,519)	(5,642)	(910)
IMPAIRMENT LOSS ON PROPERTY, PLANT AND EQUIPMENT	—	(7,366)	(1,187)	—	(7,366)	(1,187)
OTHER OPERATING (EXPENSES)/INCOME, NET	158	13	2	(1,492)	293	47
OPERATING LOSS	(355)	(9,065)	(1,461)	(5,710)	(10,897)	(1,757)

FINANCE COSTS	(90)	(97)	(16)	(180)	(194)	(31)
INTEREST INCOME	467	422	68	800	890	143
PROFIT/ (LOSS) BEFORE INCOME TAXES	22	(8,740)	(1,409)	(5,090)	(10,201)	(1,645)
INCOME TAXES EXPENSE (Note 7)	(252)	(106)	(17)	(385)	(256)	(41)
LOSS FOR THE PERIOD FROM CONTINUING OPERATIONS	(230)	(8,846)	(1,426)	(5,475)	(10,457)	(1,686)

DISCONTINUED OPERATIONS
Loss for the period from discontinued operations, net of tax	(58,156)	—	—	(222,756)	(10,708)	(1,726)
LOSS FOR THE PERIOD	(58,386)	(8,846)	(1,426)	(228,231)	(21,165)	(3,412)

ATTRIBUTABLE TO:
Owners of the Company
From continuing operations	(230)	(8,846)	(1,426)	(5,475)	(10,457)	(1,686)
From discontinued operations	(56,610)	—	—	(221,947)	(9,925)	(1,600)
Non-controlling interests	(1,546)	—	—	(809)	(783)	(126)
	(58,386)	(8,846)	(1,426)	(228,231)	(21,165)	(3,412)

LOSSES PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (Note 3):
Basic
- For loss from continuing operations	(0.01)	(0.36)	(0.06)	(0.22)	(0.42)	(0.07)
- For loss from discontinued operations	(2.27)	—	—	(8.91)	(0.40)	(0.06)
- Net loss per share	(2.28)	(0.36)	(0.06)	(9.13)	(0.82)	(0.13)

Diluted
- For loss from continuing operations	(0.01)	(0.36)	(0.06)	(0.22)	(0.42)	(0.07)
- For loss from discontinued operations	(2.27)	—	—	(8.91)	(0.40)	(0.06)
- Net loss per share	(2.28)	(0.36)	(0.06)	(9.13)	(0.82)	(0.13)

LOSS FOR THE PERIOD	(58,386)	(8,846)	(1,426)	(228,231)	(21,165)	(3,412)

Other comprehensive income/ (loss):
Items to be classified to profit or loss in subsequent period:
Foreign currency translation adjustments	2,475	1,221	197	3,845	(3,410)	(550)
TOTAL OTHER COMPREHENSIVE INCOME/(LOSS)	2,475	1,221	197	3,845	(3,410)	(550)
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD, NET OF TAX	(55,911)	(7,625)	(1,229)	(224,386)	(24,575)	(3,962)

Attributable to:
Owners of the Company
From continuing operations	2,139	(7,625)	(1,229)	(1,785)	(13,882)	(2,236)
From discontinued operations	(56,504)	—	—	(221,792)	(9,910)	(1,600)
Non-controlling interests	(1,546)	—	—	(809)	(783)	(126)
	(55,911)	(7,625)	(1,229)	(224,386)	(24,575)	(3,962)

See notes to condensed consolidated financial statements

4 / 14

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013

(Amounts in thousands)

		December 31,	June 30,	June 30,
		2013	2014	2014
		CNY	CNY	US$
	Notes		(Unaudited)	(Unaudited)

ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	5	21,488	14,372	2,317
Rehabilitation fund		3,248	3,839	619
Prepayments		1,081	690	111
Deferred tax assets		1,536	1,572	253

TOTAL NON-CURRENT ASSETS		27,353	20,473	3,300

CURRENT ASSETS
Inventories	4	4,727	10,602	1,709
Trade and bill receivables		5,500	5,300	854
Prepayments		—	143	23
Other receivables		74	326	53
Due from a related party	6	—	131,000	21,118
Term deposits with an original maturity over three months		3,758	3,699	596
Cash and cash equivalents		76,591	55,082	8,880
		90,650	206,152	33,233
Assets classified as held for distribution	2	2,906,561	—	—

TOTAL CURRENT ASSETS		2,997,211	206,152	33,233

TOTAL ASSETS		3,024,564	226,625	36,533

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade and bills payables		944	971	156
Other payables and accrued liabilities		19,837	14,968	2,413
Due to related companies	6	6,453	6,566	1,059
Taxes payable		20,725	19,012	3,064
		47,959	41,517	6,692
Liabilities directly associated with the assets classified as held for distribution	2	2,520,185	—	—

TOTAL CURRENT LIABILITIES		2,568,144	41,517	6,692

NON-CURRENT LIABILITIES
Due to the Shareholder	6	197,062	135,736	21,882
Asset retirement obligations		3,840	4,030	650

TOTAL NON-CURRENT LIABILITIES		200,902	139,766	22,532

TOTAL LIABILITIES		2,769,046	181,283	29,224

EQUITY
Issued capital		312,081	312,081	50,310
Other capital reserves		577,892	636,959	102,684
Reserves		53,059	49,019	7,902
Accumulated losses		(781,671)	(948,167)	(152,853)
Other comprehensive losses		634	(4,550)	(734)

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		161,995	45,342	7,309
NON-CONTROLLING INTERESTS		93,523	—	—
TOTAL EQUITY		255,518	45,342	7,309

TOTAL LIABILITIES AND EQUITY		3,024,564	226,625	36,533

See notes to condensed consolidated financial statements.

5 / 14

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SIX MONTHS ENDED JUNE 30, 2014 AND 2013

(Amounts in thousands)

	Six months ended June 30,
	2013	2014	2014
	CNY	CNY	US$

NET CASH FLOWS USED IN OPERATING ACTIVITIES	(132,733)	(13,042)	(2,103)

INVESTING ACTIVITIES
Purchase of items of property, plant and equipment	(129,245)	(2,965)	(478)
Prepayment for purchase of land use rights	(10,859)	—	—
Term deposits with original maturity over three months	19,951	59	10

NET CASH FLOWS USED IN INVESTING ACTIVITIES	(120,153)	(2,906)	(468)

FINANCING ACTIVITIES
Repayments of interest bearing bank and other borrowings	(175,000)	—	—
Proceeds from interest bearing bank and other borrowings	918,600	—	—
Repayment to related companies	(2,091,105)	(6,244)	(1,007)
Decrease of restricted bank deposit	7,082	—	—
Advances from related companies	1,681,287	113	19

NET CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES	340,864	(6,131)	(988)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	87,978	(22,079)	(3,559)

NET FOREIGN EXCHANGE DIFFERENCE	(389)	570	92

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	210,944	76,591	12,347

CASH AND CASH EQUIVALENTS AT END OF PERIOD	298,533	55,082	8,880

See notes to condensed consolidated financial statements.

6 / 14

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands, except share, per share and per tonne data)

1. BASIS OF PRESENTATION

On January 22, 2014, the Company completed a spin-off of the coal business held by Feishang Anthracite Resources Limited ("Feishang Anthracite," formerly known as Wealthy Year Limited) by the distribution of CHNR's 100% equity interest in Feishang Anthracite, on a pro rata basis to all its shareholders (the "Distribution" or "Spin-off"). On the effective date of the Distribution, the Company also completed the listing of the shares of Feishang Anthracite by introduction on the Main Board of The Stock Exchange of The Hong Kong Limited ("Hong Kong Stock Exchange") (Note 2).

Management has prepared the accompanying unaudited condensed consolidated financial statements for the three-month and six-month periods ended June 30, 2014. These operating results are not necessarily indicative of the results that may be expected for the year ended December 31, 2014.

The condensed consolidated statements of financial position at December 31, 2013 has been derived from the audited consolidated financial statements at that date but does not include all the information and footnotes required by International Financial Reporting Standards ("IFRS") for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's annual report on Form 20-F for the year ended December 31, 2013.

The consolidated financial statements include the accounts of China Natural Resources, Inc. and those subsidiaries in which the Company has direct or indirect controlling interests (collectively referred to as the "Company"). The Company's subsidiaries as of December 31, 2013 (after giving effect to the Spin-Off), are as described in the Company's Form 20-F for the year ended December 31, 2013.

For the convenience of readers, amounts in Renminbi, the Chinese currency ("CNY"), have been translated into United States dollars ("US$") at the applicable rate of US$1.00 = CNY6.2031 as quoted by Bloomberg Finance L.P. as of June 30, 2014, except as disclosed otherwise. No representation is made that the CNY amounts could have been, or could be, converted into US$ at that rate, or at all.

2. DISCONTINUED OPERATIONS

On December 31, 2013, the Company announced that its board of directors had approved the Spin-Off and listing by way of introduction on the Hong Kong Stock Exchange of its wholly-owned subsidiary, Feishang Anthracite, which, at the time, operated the Company's coal mining and related businesses. The Spin-Off was effected by way of a distribution in specie by the Company of all of Feishang Anthracite's issued and outstanding ordinary shares at par value of HK$0.01 per share ("Ordinary Shares"), to the holders of the Company's common shares ("Common Shares") on a pro rata basis. On January 22, 2014, the Company completed the Spin-Off and listing by way of introduction on the Hong Kong Stock Exchange of Feishang Anthracite. Since the effective date of the Spin-Off, the Company has not operated any coal mining business and continues operating its non-ferrous metals mining and related businesses.

The results of Feishang Anthracite for the periods indicated are presented below:

	Three Months Ended June 30,	Six Months Ended June 30,	One Month Ended January 31,
	2013	2013	2014
	CNY	CNY	CNY
Revenue	29,477	54,716	21,157
Cost of sales	(24,004)	(39,953)	(10,399)
Gross profit	5,473	14,763	10,758
Selling and distribution expenses	(1,336)	(2,728)	(506)
Administrative expense	(37,746)	(57,423)	(8,633)
Impairment loss on property, plant and equipment	—	(184,417)	—
Other operating expenses	(1,918)	(1,880)	—

OPERATING (LOSS)/INCOME	(35,527)	(231,685)	1,619

Finance costs	(31,812)	(43,731)	(11,571)
Interest income	870	977	86
Non-operating income/(expense), net	1,613	1,215	(100)

LOSS BEFORE INCOME TAX	(64,856)	(273,224)	(9,966)

Income tax (expense)/benefit	6,700	50,468	(742)

LOSS FOR THE PERIOD FROM THE DISCONTINUED OPERATION	(58,156)	(222,756)	(10,708)

Attributable to:
Owners of the company	(56,610)	(221,947)	(9,925)
Non-controlling Interests	(1,546)	(809)	(783)
	(58,156)	(222,756)	(10,708)

7 / 14

The major classes of assets and liabilities after elimination of intra-group balances of Feishang Anthracite as at December 31, 2013 and January 31, 2014 are as follows:

	December 31,	January 31,
	2013	2014
	CNY	CNY
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	2,461,963	2,460,311
Rehabilitation fund	37,350	33,380
Prepayments, deposits and other receivables	100,658	112,422
Deferred tax assets	9,830	41,516
	2,609,801	2,647,629
CURRENT ASSETS
Inventories	14,363	16,844
Trade and bills receivables	68,059	55,670
Corporate income tax refundable	12,007	12,417
Prepayments, deposits and other receivables	30,584	41,308
Pledged and restricted bank deposits	24,864	26,142
Cash and cash equivalents	146,883	96,811
	296,760	249,192
Total assets classified as held for distribution	2,906,561	2,896,821

LIABILITIES
CURRENT LIABILITIES
Trade and bills payables	143,246	104,957
Other payables and accrued liabilities	117,315	80,472
Interest-bearing bank and other borrowings	1,018,550	1,018,550
Interest payable	15,102	24,283
Income tax payable	879	10,610
Mining rights payables	38,875	28,168
	1,333,967	1,267,040
NON-CURRENT LIABILITIES
Interest-bearing bank and other borrowings	889,504	924,799
Interest payable	16,729	17,028
Deferred tax liabilities	216,320	248,569
Mining rights payables	55,443	55,443
Asset retirement obligations	8,222	8,289
TOTAL NON-CURRENT LIABILITIES	1,186,218	1,254,128
Total liabilities directly associated with the assets classified as held for distribution	2,520,185	2,521,168

NET ASSETS	386,376	375,653

The net cash flows incurred by Feishang Anthracite are as follows:

	Three Months Ended June 30, 2013	Six Months Ended June 30, 2013	One Month Ended January 31, 2014
	CNY	CNY	CNY
Operating activities	(89,434)	(124,509)	(29,603)
Investing activities	(52,553)	(119,313)	(54,472)
Financing activities	171,643	223,397	34,018
Net cash (outflow)/inflow	29,656	(20,425)	(50,057)

Losses per share (CNY):
Basic, from the discontinued operation	(2.27)	(8.91)	(0.40)
Diluted, from the discontinued operation	(2.27)	(8.91)	(0.40)

8 / 14

The calculations of basic and diluted earnings per share from discontinued operation are based on:

	Three Months Ended June 30, 2013	Six Months Ended June 30, 2013	One Month Ended January 31, 2014
	CNY	CNY	CNY
Losses for the period attributable to owners of the Company from discontinued operation	(56,610)	(221,947)	(9,925)

Weighted average number of Common Shares in issue during the period used in the basic earnings per share calculation	24,910,916	24,910,916	24,910,916
Weighted average number of Common Shares used in the diluted earnings per share calculation	24,910,916	24,910,916	24,910,916

3. LOSSES PER SHARE

Basic losses per share amounts are calculated using the weighted average number of Common Shares outstanding during the period. The Company did not have any potentially diluted shares through the six months ended June 30, 2013 and 2014. Accordingly, the diluted losses per share amounts are the same as the basic loss per share amounts.

4. INVENTORIES

	December 31,	June 30,	June 30,
	2013	2014	2014
	CNY	CNY	US$

Raw materials	4,171	5,538	893
Finished goods	556	5,064	816
	4,727	10,602	1,709

5. PROPERTY AND EQUIPMENT, NET

	December 31,	June 30,	June 30,
	2013	2014	2014
	CNY	CNY	US$
At cost:
Buildings	23,730	23,748	3,828
Mining structures and mining rights	25,465	25,988	4,190
Machinery and equipment	6,265	6,317	1,018
Motor vehicles	2,589	2,589	418
Construction in progress	—	1,763	284
Accumulated depreciation, depletion and amortization	(36,561)	(38,667)	(6,233)
Impairment	—	(7,366)	(1,187)
	21,488	14,372	2,317

An impairment loss on property, plant and equipment of CNY7.37 million (US$1.19 million) was recorded for the six months ended June 30, 2014 in connection with the price decline of iron concentrates. The carrying value of the long-term mining related assets was compared to the recoverable amount of the CGU, which was based predominantly on the value-in-use ("VIU") approach. VIU calculations use pre-tax cash flow projections. Other key assumptions applied in the impairment tests include the production volume, expected iron price, product cost and related expenses. Management determined that these key assumptions were based on past performance and their expectations on market development. Further, the Group adopted an after-tax rate of 12.00% that reflects specific risks related to CGU as discount rates.

9 / 14

6. RELATED PARTY BALANCES AND TRANSACTIONS

In addition to the transactions detailed elsewhere in these financial statements, the Company had the following transactions with related parties during the period.

(a)

Commercial transactions with a related company are summarized as follows:

	Six months ended June 30,
	2013	2014	2014
	CNY	CNY	US$

CHNR's share of office rental to Anka Consultants Limited ("Anka")	756	435	70
	756	435	70

Before September 2013, the Company and Anka, a private Hong Kong company that is owned by certain former directors of the Company, entered into office sharing agreement ("Original Office Sharing Agreement"), whereby the Company's head office in Hong Kong is shared on an equal basis between the two parties. The Original Office Sharing Agreement also provides that the Company and Anka shall share certain costs and expenses in connection with its use of the office, in addition to some of the accounting and secretarial services and day-to-day office administration provided by Anka. The Original Office Sharing Agreement ended on August 31, 2013.

On September 1, 2013, the Company and Feishang Anthracite entered into separate office sharing agreements with Anka ("New Office Sharing Agreements"). Pursuant to the New Office Sharing Agreements, the office premises of 238 square meters are shared by the Company, Feishang Anthracite and Anka on equal basis. The New Office Sharing Agreements also provides that the Company, Feishang Anthracite and Anka shall share certain costs and expenses in connection with their use of the office, in addition to some of the accounting and secretarial services and day-to-day office administration provided by Anka.

(b)

Receivable from and payables with related companies

The Company's payables with related companies are unsecured, non-interest bearing and due on demand, except to payables due to the Shareholder. The receivables and payables are summarized as follows:

	December 31,	June 30,	June 30,
	2013	2014	2014
	CNY	CNY	US$
Receivable from related companies:
Guizhou Puxin Energy Co. Ltd ("Guizhou Puxin")	—	131,000	21,118
	—	131,000	21,118

Payables to related companies:
Wuhu Feishang Non-Metal Material Co. Ltd. ("WFNM")	—	113	18
Feishang Enterprise Group Limited ("Feishang Enterprise")	6,453	6,453	1,041
	6,453	6,566	1,059
Long-term payable to the Shareholder:
Feishang Group Limited	197,062	135,736	21,882

7. INCOME TAX EXPENSE

Effective from January 1, 2008, the PRC's statutory corporate income tax ("CIT") rate is 25%. The Company's PRC subsidiaries are subject to income tax at 25% on their respective taxable incomes as calculated in accordance with the CIT Law and its relevant regulations.

8. SUBSEQUENT EVENTS

The Company has no material subsequent events from June 30, 2014.

10 / 14

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

The following discussion includes statements that constitute "forward-looking statements" within the meaning of Federal securities laws. These statements include, without limitation, statements regarding the intent, belief and current expectations of management with respect to the Company's policies regarding acquisitions, investments, dispositions, financings, conflicts of interest and other business matters; and trends affecting the Company's financial condition or results of operations. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, many of which are outside of our control, and actual results may differ materially from those in the forward-looking statements. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are: uncertainties relating to our business operations and operating results; uncertainties regarding the governmental, economic and political environment in the People's Republic of China; uncertainties associated with metal and coal price volatility; uncertainties associated with the Company's reliance on third-party contractors and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission, including without limitation the information set forth in our Annual Report on Form 20-F under the heading "Risk Factors". While management believes that its assumptions forming the bases for forward-looking statements are reasonable, assumed facts or bases generally vary from actual results, and there can be no assurance that the expectations or beliefs expressed in forward-looking statements will be achieved or accomplished.

OVERVIEW

On January 22, 2014, the Company completed a spin-off of the coal business held by Feishang Anthracite by the distribution of CHNR's 100% equity interest in Feishang Anthracite, pro rata to all its shareholders (the "Distribution" or "Spin-off"). On the effective date of the Distribution, the Company also completed the listing of the shares of Feishang Anthracite by introduction on the Main Board of The Stock Exchange of The Hong Kong Limited ("Hong Kong Stock Exchange").

Following the Spin-Off the Company's sole operations consist of the operation of its non-ferrous metal mining operations at Yangchong Mine in the PRC. Based on production levels of iron ore for the first half of 2014, mining activity of our probable reserves for Yangchong mine is expected to continue until approximately 2016. As depletion approaches, production levels at the mine decrease from levels in prior periods. Therefore, it is expected that the Company will continue to operate at a loss unless management is able to identify new mining properties or new lines of business that are successfully integrated into the Company. While management is actively pursuing both alternatives, there is no assurance that such will occur.

SALES AND GROSS PROFIT

Sales for the six months ended June 30, 2014 totaled CNY7.90 million (US$1.27 million), a 50.15% decrease over the same period of 2013. The decrease was mainly comprised of (i) a decrease in the sales volume of iron concentrates by 52.35% to 8,056 tonnes during the period from 16,908 tonnes for the same period of 2013 in response to the low selling price of iron concentrates; and (ii) the drop in the average selling price of iron concentrate from CNY917 (US$148) per tonne in the six months ended June 30, 2013 to CNY851 (US$137) in the same period in 2014, which was partially offset by an increase in the sales of sulfur concentrate to CNY1.04 million (US$0.17 million) in the six months ended June 30, 2014 from CNY0.34 million (US$0.05 million) in the same period in 2013.

Sales for the second quarter of 2014 totaled CNY4.68 million (US$0.75 million), a 60.27% decrease over the same period last year. This decrease was mainly due to the decrease in the sales volume of iron concentrates by 62.00% to 4,910 tonnes during the period from 12,921 tonnes for the same period of 2013. The reasons for the change were the same as above.

The overall gross profit margin decreased from 27.56% for the six months ended June 30, 2013 to 23.65% for the same period of 2014. The drop was mainly due to a decline in the average selling price of iron concentrates. The drop in the selling prices was caused by the temporarily cyclical movement in the iron markets.

The drop in gross profit margin for the second quarter of 2014 from 32.72% to 19.62% is attributable to the same factors.

11 / 14

ADMINISTRATIVE EXPENSES

Administrative expenses decreased by CNY2.88 million (US$0.46 million) or 33.80% to CNY5.64 million (US$0.91 million) for the six months ended June 30, 2014 from CNY8.52 million (US$1.37 million) for the same period of 2013. This decrease was mainly caused by (i) a drop in audit fees amounting to CNY1.10 million (US$0.18 million) and (ii) a decrease of rent and rates fee amounting to CNY0.32 million (US$0.05 million) incurred in connection with the Spin-Off to shareholders of the Company's ownership of shares in Feishang Anthracite.

Administrative expenses decreased by CNY1.73 million (US$0.28 million) or 39.86% to CNY2.61 million (US$0.42 million) for the second quarter of 2014 from CNY4.34 million (US$0.70 million) for the same quarter of 2013. The decrease was attributable to the factors cited above.

IMPAIRMENT LOSS ON PROPERTY, PLANT AND EQUIPMENT

An impairment loss on property, plant and equipment of CNY7.37 million (US$1.19 million) was recorded for the six months ended June 30, 2014 in connection with the price decline of iron concentrates in the period. We determined the recoverable value of Yangchong Mine based on the mine's value-in-use ("VIU") using pre-tax cash flow projections, adopting certain assumptions based on the mine's past performance and our expectations on market development, applying an after-tax discount rate of 12.00%.

There was no impairment loss in the same period of 2013.

INCOME TAX EXPENSE

Management believes that the Company is not subject to US taxes.

Under the current laws of the BVI, dividends and capital gains arising from the Company's investments in the BVI are not subject to income taxes and no withholding tax is imposed on payments of dividends to the Company.

The Company's subsidiaries in the PRC are subject to a PRC enterprise income tax rate of 25% applicable to both foreign investment enterprises and domestic companies.

LOSS FOR THE PERIOD

The loss for the period of the Company decreased by CNY207.07 million (US$33.38 million) from a loss of CNY228.23million (US$36.79 million) for the six months ended June 30, 2013 to a loss of CNY21.17 million (US$3.41 million) for the six months ended June 30, 2014. The decrease in loss was mainly caused by: (i) the decrease of loss by CNY212.05 million (US$34.18 million) from the discontinued operations for the period; and (ii) the decrease in administrative expenses amounting to CNY2.88 million (US$0.46 million), notwithstanding: (i) the decrease in gross profits as a result of the drop in the sale price and volume of iron concentrate in the first half of 2014; and (ii) an impairment loss on property, plant and equipment of CNY7.37 million (US$1.19 million) incurred for the six months ended June 30, 2014.

The loss for the period of the Company decreased by CNY49.54 million (US$7.99 million) from CNY58.39 million (US$9.41 million) for the three months ended June 30, 2013 to CNY8.85 million (US$1.43 million) for the three months ended June 30, 2014. The decrease in loss was mainly due to (i) the decrease of loss by CNY58.16 million (US$9.38 million) from the discontinued operations for the period; (ii) the increase in administrative expenses amounting to CNY1.73 million (US$0.28 million), partially offset by the decrease in gross profits as a result of the drop in the sale price and volume of iron concentrate in the first half of 2014 and an impairment loss on property, plant and equipment of CNY7.37 million (US$1.19 million) incurred for the three months ended June 30, 2014.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary liquidity needs are to fund operating expenses and capital expenditures. To date, the Company has financed its working capital requirements primarily through internally generated cash, loans from the Shareholder and bank borrowings.

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Net cash used for operating activities for the six months ended June 30, 2014 was approximately CNY13.04 million (US$2.10 million) as compared to net cash used for operating activities of CNY132.73 million (US$21.40 million) for the corresponding period in 2013. The decrease in net cash outflow was mainly comprised of net cash used for operating activities amounting to CNY124.51 million (US$20.07 million) by the discontinued Coal segment spun off on January 22, 2014.

The following summarizes the Company's financial condition and liquidity at the dates indicated:

	December 31,	June 30,
	2013	2014
	CNY	CNY
		(Unaudited)

Current ratio	1.17X	4.97X
Working capital (CNY'000)	429,067	164,635

Net cash used in investing activities for the six months ended June 30, 2014 was CNY2.91 million (US$0.47 million), as compared to CNY120.15 million (US$19.37 million) in the corresponding period of 2013. The net cash used in investing activities for the six months ended June 30, 2013 was primarily comprised of the payment for the acquisition of property and equipment amounting to CNY119.31 million (US$19.23 million) by the discontinued Coal segment spun off on January 22, 2014.

Net cash used in financing activities for the six months ended June 30, 2014 was CNY6.13 million (US$0.99 million), as compared to CNY340.86 million (US$54.95 million) net cash provided in the corresponding period of 2013. The net cash used in financing activities for the six months ended June 30, 2014 was primarily comprised of the repayment to a related company, and the net cash provided in financing activities for the six months ended June 30, 2013 was primarily comprised of the net cash provided by the discontinued Coal segment spun off on January 22, 2014.

Our liquidity will likely be impacted in future quarters as minable reserves at Yangchong Mine, our sole mining property, start to diminish. While management is seeking to identify new mining properties and investigating the possible integration of new lines of business, there is no assurance that such will occur.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

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EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated December 4, 2014

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